SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              Dated June 18, 2004

                        Commission File Number: 0-31376


                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



             Indicate by check mark whether the Registrant files or
               will file annual reports under cover of Form 20-F
                                 or Form 40-F:
                       Form 20-F [X]       Form 40-F [ ]


                Indicate by check mark whether the Registrant by
           furnishing the information contained in this form is also
              thereby furnishing the information to the Commission
                        pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.
                             Yes [ ]       No [X]

                          Table of Documents Submitted

Item

1. Correction to the summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the fiscal year ended March 31, 2004.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


June 18, 2004                           By:         /s/ TETSUYA UNNO
                                            ------------------------------------
                                            General Manager of Corporate Legal
                                             and Risk Management Department

                                                                         Item 1


(English translation)


June 18, 2004
Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766

Subject: Correction to the summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the fiscal year ended March 31, 2004, dated May 28, 2004.


Millea Holdings, Inc. announced today a correction to the summary of its consolidated business results under Japanese GAAP for the fiscal year ended March 31, 2004, which was originally released on May 28, 2004.

The following corrections were made to the Section "Segment Information":

1. Segment information by lines of business

In the table entitled "From April 1, 2003 to March 31, 2004", the figure for assets in the column "Property and Casualty", which was presented as "9,316,395", was corrected to read "9,319,461" and the figure for assets in the column "Others", which was presented as "120,580", was corrected to read "117,514".

In the table entitled "From April 1, 2002 to March 31, 2003", the figure for depreciation in the column "Life", which was presented as "104", was corrected to read "102".

For further information, please contact:

Satoshi Tsujigado
Group Leader
Corporate Finance Dept.
Millea Holdings, Inc.
Phone: 03-6212-3343